Mail Stop 3561

April 10, 2007

Mr. Philippe Calavia
Vice President – Finance
45, rue de Paris 95747
Roissy-CDG Cedex, France

      Re: Air France - KLM
               Form 20-F for the year ended March 31, 2006
               Filed July 19, 2006
               File No. 001-32139

Dear Mr. Calavia:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

            Sincerely,

            Linda Cvrkel
            Branch Chief